
Power Outlets,
Passive Income.
Simple device that allows businesses
to take control of their electricity.
User Friendly
Tracking App
Simple Installation
Ready to use
Outlet 1
Time
1h:59m:59s
Charging
$1.99
per hour
USB
+TIME
OK
-TIME
CANCEL
CHARGE YOUR DEVICE HERE
Scan QR code to get discounts

INVEST IN **IN CHARGE ONE, INC.**

Socket to Pocket: Turn Power Outlets into Profit—First Patented U.S. Solution in a $500B Market

incharge.one · Los Angeles, CA · Repeat Founder

Highlights

Repeat Founder

Founder has started a previous company funded with $2M+

1. Monetize Outlets: Turn business sockets into revenue-generating charging stations.
2. World-Class Team: Proven Founder and engineering team behind the world record holding e-bike
3. $500B Market with huge potential in cafes, malls, hotels, airports, and more.
4. Patented Tech with 2 U.S. patents and 7 pending to protect the innovation.
5. Backed by 500 Global, investor in Stripe, Canva, GitLab, CreditKarma, Intercom, Twilio, Udemy, etc.
6. Proven demand: 45% of surveyed businesses want to buy our charging device.
7. Each device can generate up to $1,000 per month for business owners, depending on usage.
8. No U.S. competition: First-to-market charging solution with no direct competitors.

Featured Investors



Andrew Zinchuk
Syndicate Lead

Follow

Invested $35,000

Founder, Managing Partner @ ZAS Venture Group | Investing in resilient UA-founded early-stage startups | 30 [illegible] by 2034!
zas.ventures

"We're investing in In Charge because it solves a real pain point for both businesses and consumers. Their "Socket to Pocket" device turns a cost center—power outlets—into a revenue stream across various sectors, including cafes, malls, and other public places. The team has a proven track record, the market is massive, and there's strong validation with early pilots and significant business interest. The product has no direct competitors in the U.S. It's an innovative, high-potential opportunity, poised for rapid growth. We believe this is a chance to invest in a company set to disrupt a multi-billion-dollar industry."

500Global
Notable Investor

Follow

Invested $200,000

500 Global is a venture capital firm with $2.3 billion in assets under management that invests in founders building fast-growing technology companies.
500.co

Clayton Bryan, Partner
"Daniel always brings that fire"



Nikoloz Nakopia Follow

Invested $200,000

Angel Investor, EV Enthusiast and Entrepreneur

"I invested in In Charge because electricity usage continues to rise each year, and our technology promotes responsible and sustainable energy consumption through monetization. With proven success in Europe and Asia, Socket-to-Pocket is easily scalable in the growing US market, offering small and medium-sized businesses an accessible way to earn extra income."

Our Team



Daniel Tonkopi CEO

Serial entrepreneur and cleantech expert, Daniel founded Delfast and produced the world's longest-range electric bike (Guinness World Record). His e-bikes set a Bonneville speed record and won 2 electric marathons—he created the best e-bike in the world.



Andrii Shevel CTO

Andrii developed power conversion for submarines and tethered drones (both high and low voltage), UAV control systems and ground stations for drones up to 90kg, precision energy monitoring, automated diesel generators, and object recognition hardware.



Leah Altukhova Project Manager, Operations

Leah managed 120+ trainees at Ukraine's largest IT University, mentored 3,000+ students, led 38 Scrum workshops for 1,200 participants, and coordinated air transport for 200,000+ passengers, overseeing all phases from planning to conflict resolution.

Join our mission to turn every power outlet into a revenue stream.


A Message from the Founder

Ten years ago, I founded Delfast e-bikes. Our electric bike set a Guinness World Record for the longest range and won two gold medals in e-bike marathons. We raised $3.4 million in crowdfunding and achieved over $7 million in e-bike sales globally. This experience taught us how to create outstanding hardware products and scale successful ventures.

When the war started, I relocated our engineers to the U.S., moving with my family from Kyiv to Los Angeles. Now, Delfast is managed by our partners, and I've launched In Charge One, Inc., with my wife—who appears in the video as a café owner—supporting me in this new venture. As immigrants and green card holders, we continue working in clean tech and sustainable energy.

At In Charge One, our mission is to help businesses generate revenue while promoting responsible energy use. I believe electricity isn't something to be taken for granted. Our team of exceptional engineers developed the 'Socket to Pocket' device, originally an outdoor charger for e-bikes and scooters. After market feedback, we expanded its use to charge everything from e-bikes to smartphones or drones. After researching similar products abroad, we developed a proprietary solution tailored for the American market. While we aren't the first globally, we are the first to introduce this in the U.S., where demand for reliable charging solutions continues to grow.

Please explore our LinkedIn and YouTube pages (links under the main video) or ask a question on our Wefunder page. Also, don't miss out on our perks—we offer several exciting bonuses for investors!

In short: We help American businesses earn more money while supporting a sustainable future.

Join us on our journey and earn money for yourself.

Sincerely,

Daniel Tonkopi, CEO and Founder


Let's Be Honest:
Free Outlets
Were Never Really
Free

Free Charging—A Missed Opportunity

Many businesses offer it. But most don't realize the potential. According to industry insights, free charging stations are an overlooked revenue stream, often left untapped by businesses.

These power outlets, typically provided at no cost, could be transformed into a steady source of income.

With In Charge's easy-to-use charging stations, you can turn a basic utility into a profit-generating asset—simply and sustainably—unlocking new revenue opportunities without any added complexity.

Smart, Sustainable Charging Solutions

Business Potential—Often Overlooked

Many businesses don't see it. But the opportunity is there. With simple adjustments, a basic utility can be transformed into a steady revenue stream.

In Charge's easy-to-use charging stations make it effortless to generate profit without added complexity.

Our solution supports businesses while prioritizing sustainability. The device is efficient, compact, and can even be powered by renewable energy sources like solar. It's a practical approach that balances business growth with environmental responsibility.

In most countries around the world, **electricity is valued and sold in cafes**


GUIDE TO WORLDWIDE PLUGS AND ELECTRICAL OUTLETS
Type A
Type B
Type C
Type D
Type E
Type F
Type G
Type H
Type I
Type J
Type K
Type L
Type M

Untapped Resources—Ready to Maximize

Whether you run a café, restaurant, or hotel, the opportunity is there. With a simple upgrade, your existing resources can become a new revenue stream.

In Charge helps you generate additional income with minimal effort, turning everyday amenities into profit.

Our goal is to provide a service that benefits both your business and the environment, enabling you to grow responsibly and profitably. It's a solution designed for sustainable success.

Untapped Revenue Potential in Power Outlets

A Growing Market—Ripe for Innovation

The demand for convenient, on-the-go charging is increasing rapidly, fueled by the growing reliance on mobile devices in everyday life. As smartphones, tablets, and other portable electronics become indispensable, customers expect access to charging options wherever they go. This shift presents a significant opportunity for businesses across various sectors to capitalize on the need for accessible power.

From bustling cafes and busy airports to public parks and retail spaces, the market for charging solutions spans multiple industries. Businesses that cater to this demand not only enhance customer satisfaction but also create new revenue streams. By offering convenient charging options, companies can attract more visitors, extend their stay, and increase spending, driving both customer loyalty and profitability.

With In Charge, businesses can seamlessly enter this expanding market, transforming power outlets into profit centers and meeting the evolving expectations of today's tech-dependent consumers.

Our device can help Starbucks make an extra $4 billion



$4.16 Billion
In Charge Provides a Significant Revenue **Opportunity for Starbucks** allowing them to monetize existing power outlets
$109,500
Per Store Per Year
$300
Revenue per Store per Day
$25
Revenue per Table per Day

We are using Starbucks as an example here. We do not currently have a partnership with Starbucks.

This isn't just for Starbucks—our device can work for any cafe chain, restaurant, motel, or store. It's a simple way to generate extra cash! Imagine turning something as basic as a power outlet into a money-maker, bringing in $25 per table each day. That's $750 per month, adding up to huge profits over time. Why not make the most of what's already there?

By choosing **In Charge**, you're not just investing in a revenue tool—you're making a conscious choice to support sustainable practices while improving your bottom line. Let's work together to create a more resource-efficient and profitable future for businesses.



Customer Convenience—An Overlooked Advantage

In today's digital world, high-traffic businesses like cafes, restaurants, and hotels often face the same challenge: customers arrive with low batteries on **smartphones, laptops,** and even **e-bikes.**

While many offer free charging, the opportunity to turn this service into a revenue stream is often overlooked.

Customers currently seek out complimentary charging options, leaving businesses with unrealized potential. Each power outlet represents a missed chance for profit. By offering paid charging solutions, businesses can transform these outlets into steady income sources, enhancing customer satisfaction while driving growth and sustainability.



Convenient Indoor and Outdoor Charging Stations

In Charge offers two versatile solutions—**Indoor** and **Outdoor Charging Stations**—designed to meet the unique needs of any environment. Whether you're operating a café, hotel, or public space, we provide smart, efficient charging stations to turn power outlets into revenue-generating assets.

From cozy cafés to bustling parks

In Charge keeps your customers connected and your business profitable.

Outdoor Charging Stations



Indoor Charging Stations



Indoor Charging Stations:

- Perfect for cafés, restaurants, hotels, and co-working spaces. These sleek, compact stations allow customers to charge their smartphones, laptops, and tablets while enjoying your services. Easy to install and manage, they provide a seamless charging experience, enhancing customer satisfaction and generating consistent revenue.

Outdoor Charging Stations:

- Built for durability and designed to withstand the elements, our outdoor charging stations are ideal for parks, stadiums, bike-sharing hubs, and public spaces. These rugged stations can handle everything from smartphones to eBikes, offering fast, efficient charging for devices of all kinds. By catering to both pedestrians and cyclists, your business can capitalize on the growing demand for green transportation solutions like eBikes.

With In Charge, your business can provide a valuable service to customers while turning outlets into new profit streams—whether indoors or outdoors.

All Restaurants:
$100 Billion
potential market.

All Businesses:
$500 Billion
potential market.



Venue Type	Total Venues	Avg Devices per Venue	Daily Revenue per Device ($)	Annual Revenue per Device ($)	Estimated Annual Revenue (Billion $)
Restaurants/Cafes (High-Traffic)	226,250	30	25	9,125	61.94
Restaurants/Cafes (Low-Traffic)	678,750	10	15	5,475	37.16
Airports (High-Traffic)	80	3,500	30	10,950	3.07
Airports (Low-Traffic)	5,113	500	15	5,475	13.99
Shopping Centers	115,049	200	10.7	3,906	89.86
Universities	5,000	1,200	15	5,475	32.85
Stadiums	900	50,000	0.3	110	4.93
Transit Stops (Metro & Bus)	610,000	10	30	10,950	66.8
DMVs	2,000	45	22	8,030	0.72
Clinics (Outpatient Centers)	54,642	300	12	4,380	71.8
Clinics (Urgent Care Centers)	10,728	110	30	10,950	12.92
Clinics (Retail Health Clinics)	1,733	12	28	10,220	0.21
Stores	1,070,000	4	20	7,300	31.24
Hair/Nail Salons	1,288,345	10	18	6,570	84.64
TOTAL					**512.13**

Customer Satisfaction—An Untapped Advantage

Businesses today are always searching for ways to enhance it. But many miss the chance to also maximize revenue. A simple service can do both.

In Charge offers a versatile solution that fits a range of environments—cafés, restaurants, airports, public parks, and beyond.

Our charging stations help businesses attract more customers, increase dwell time, and turn power outlets into profit. By transforming a basic utility into a revenue generator, businesses can improve customer experiences and drive meaningful growth in nearly any setting.

Expanding revenue opportunities across diverse business spaces

- Cafés and Restaurants
- Hair and Nail Salons
- Stores and Shopping Malls
- Hotels, Motels, Hostels
- Clinics
- Parks and Stadiums
- Universities
- Airports, Metro, Bus Stations
- DMVs



Validation Through Pilot Results

In December 2023, we conducted a survey with small businesses in Los Angeles, and the results were overwhelmingly positive:

- **80% of Clothing Stores** expressed a strong interest in purchasing our device.
- **35% of Cafes and Restaurants** saw immediate value in offering charging stations.
- **67% of Motels/Hotels** and **67% of Hair and Nail Salons** wanted to integrate In Charge as an added service for customers.
- **45% of All Businesses** we approached showed a desire to adopt our solution.

Early pilots show strong interest from businesses of all types.

45%

of LA Businesses Want In Charge


Glendale
Torrance

These numbers show significant interest across a diverse range of industries, validating the wide applicability of our product. Additionally, we have already launched **three public pilots**, and the response from early users has been fantastic.



Victor Gordo,
Mayor of Pasadena

“That’s a great deal!”

Early discussions with

Stanford University
UCLA
PASADENA

Market Opportunities for In Charge

In Charge is a perfect solution for addressing unmet charging needs across diverse sectors. Our target customers include cafes, restaurants, shopping malls, hair and nail salons, clinics, hotels, motels, parks, stadiums, universities, and transportation hubs like airports and metro stations. By monetizing power outlets, In Charge allows these businesses to generate new revenue streams while providing a convenient service to customers. No matter the type of establishment or the scale of its operations, In Charge provides a reliable, simple way to make power accessible while turning it into profit.


In Charge Crowdfunding Video | Charging a Scooter - Oct '24
Share
Watch on YouTube

Wearable Devices — 534 Million

Wearables such as smartwatches and fitness trackers are part of a booming market, with **534 million** devices sold annually in the U.S. alone. Consumers rely on these devices for health tracking, notifications, and more, meaning they need consistent access to charging. In Charge enables businesses to provide easy, monetized charging solutions that keep wearables powered throughout the day, enhancing convenience for customers.

Smartphones — 124 Million

With **124 million smartphones** sold each year in the U.S., mobile phones remain one of the most critical devices people use daily. Cafes, restaurants, and shopping centers can all benefit from providing convenient charging services, ensuring their customers stay connected and enhancing the customer experience—all while monetizing power outlets.

eBikes — 1 Million

The popularity of **electric bikes** is on the rise, with **1 million eBikes** sold in the U.S. annually. As cities promote eco-friendly transportation, charging infrastructure is key. In Charge can cater to this market by providing accessible, revenue-generating charging stations for eBikes in public spaces, parks, and urban centers.

There are more e-bikes than electric cars in the U.S.
The number of chargers for e-bikes is **incomparably low.**



EVs, units
(US only)
3.3 mln
4.5 mln
26%
CAGR
electric cars
e-bikes
EV chargers, units
(US only)
~183 000
~500
for electric cars
for e-bikes

Laptops — 42 Million

In the workplace, educational settings, or even in cafes, **42 million laptops** are sold each year in the U.S., creating significant demand for charging solutions. In Charge helps businesses such as co-working spaces, libraries, and coffee shops provide charging stations that keep people productive while turning outlets into profit centers.

Tablets — 28 Million

Tablets, with over 28 **million units** sold each year in the U.S., are commonly used for both work and entertainment. Public places like airports, clinics, and waiting areas can leverage In Charge to offer convenient charging solutions, allowing visitors to stay entertained or productive while increasing business revenue.

Consoles — 18 Million

The portable gaming console market is also significant, with over 18 **million consoles** sold annually in the U.S. Gamers value continuous play, and In Charge can help businesses such as entertainment centers, malls, and cafes provide charging outlets, enhancing the customer experience and creating a new revenue opportunity.


Competitors Overview
No Direct Competitors in the U.S.
Currently, there are no direct competitors offering a solution like In Charge in the U.S. market. We're pioneering a new way to monetize power outlets for businesses across a range of industries.
Non-Direct Competition in the U.S.
Shared Power Bank Market: Valued at $9.5 billion per year
Power Bank Market: Generating $20 billion annually
Electric Bike Chargers: A $2.8 billion market
Chargers for Mobile Phones: $3 billion in the U.S. alone
Wireless Phone Chargers: Valued at $2.9 billion
Direct Competitors Globally
Power sockets with integrated payment systems are already available in China, Germany, Spain, India, and other countries. These are our direct competitors on a global level.

The Company Valuation:

Since March, our valuation cap has doubled from $3M to $6M due to transformative progress in product development, market traction, and intellectual property advancements. Moving beyond a prototype, we now have a fully functional, deployment-ready product that has been rigorously tested, refined, and validated in real market conditions. We've secured strategic pilot partnerships, indicating high industry interest, and early adopters have confirmed the product's value and usability, signaling strong demand. With the completion of a second patent, we've strengthened our competitive edge, while the hardware, electronics, and software development have all reached finalization, setting the stage for immediate scalability. These milestones collectively represent significant risk reduction, tangible proof of market fit, and increased investor confidence, supporting the increase in our valuation.

Why We Need Funding and Product Roadmap:

Our current funding round is essential to fast-track the manufacturing and deployment of our first product batch, supporting the growing demand confirmed through early pilots and partnerships. The immediate funds will be allocated towards manufacturing, marketing, and scaling our distribution channels to establish a reliable network of pilot locations. Additionally, the funds will support certification processes, software and electronics development and the creation of a robust customer support system for a successful market launch.

With the market ready for an innovative charging solution, we are uniquely positioned to be the first to meet this demand. Acting now enables us to capitalize on this momentum, establishing brand leadership and a significant competitive edge. Early funding is critical to launch swiftly and secure our foothold in the market, setting the standard for this new category and building long-term brand dominance before competitors have a chance to respond. By moving quickly, we not only meet current market demand but also solidify our position as the leader in this emerging space.

Milestones:

- **Golden Sample Production (4 months)**: Finalize product design and prepare for mass manufacturing.
- **Certification and First Batch Production (3 months)**: Complete certification and produce the initial batch for market entry.
- **Deployment**: Launch the first batch in strategically selected high-traffic locations.
- **Key Partnerships**: Establish partnerships with major venues and chains to increase initial placements and brand visibility.
- **User Feedback Loop**: Gather user feedback to guide product iterations and feature enhancements.
- **Sales and Customer Support Infrastructure**: Build a dedicated team of sales representatives and a robust customer support system to drive customer acquisition and ensure high customer satisfaction.
- **Intellectual Property Portfolio Expansion**: File additional patents to strengthen our IP portfolio and protect our competitive advantage.

Final Statement:

The demand for convenient charging options is enormous, and yet the opportunity remains largely untapped. Power outlets are everywhere, but their potential as revenue-generating assets is overlooked. With In Charge , you're investing in a unique solution that turns a basic utility into a profitable service—right as the market is primed for growth.

This is more than a business idea; it's a shift in how we think about electricity. Imagine supporting cafés, hotels, stores, and public spaces in transforming customer satisfaction into recurring income. This is your chance to be part of a scalable, sustainable venture that capitalizes on an overlooked need, one that will only grow as more devices demand reliable power.

Join us as we expand In Charge and help make every outlet work harder, driving value for businesses and a return on investment for you. Don't miss this chance to be part of an impactful innovation that combines sustainability with profitability. Invest in the future of charging with In Charge.

For more information, check out our **YouTube** channel and **LinkedIn** page. We're here to answer any questions you might have—feel free to ask us directly on this page.

Thank you,

Daniel Tonkopi,

and the entire team.